Exhibit 3.1

Amendment to Amended and Restated Bylaws of EPR Properties
Article IV, Section 3 of the Amended and Restated Bylaws of EPR Properties is amended and restated in its entirety to read as follows:
Section 3.    MEETINGS.    In the absence of any member of any such committee, the members thereof present at any meeting, whether or not they constitute a quorum, may appoint another Trustee to act in the place of such absent member. Notice of committee meetings shall be given in the same manner as notice of special meetings of the Board of Trustees.
A majority of the members of any committee must be present in person at any meeting of such committee or participate in such meeting of such committee pursuant to Section 4 of this Article IV in order to constitute a quorum for the transaction of business at such meeting, and the act of a majority present or participating shall be the act of such committee. The Board of Trustees may designate a chair of any committee, and such chair or any member of any committee may fix the time and place of its meetings unless the Board shall otherwise provide. In the absence or disqualification of any member of any such committee, the members thereof present at any meeting and not disqualified from voting, whether or not they constitute a quorum, may unanimously appoint another Trustee to act at the meeting in the place of such absent or disqualified member.
Each committee shall keep minutes of its proceedings and shall report the same to the Board of Trustees at the next succeeding meeting, and any action by the committee shall be subject to revision and alteration by the Board of Trustees, provided that no rights of third persons shall be affected by any such revision or alteration.